Exhibit 99.3

Consent of smith capital, inc.

We hereby consent to the inclusion of our opinion letter, dated September 30, 2013, to the Board of Directors of Select Bancorp, Inc. as Appendix C to the joint proxy statement/prospectus that is part of the Registration Statement on Form S-4 (the “Registration Statement”) of New Century Bancorp, Inc. relating to the proposed merger of Select Bancorp, Inc. with and into New Century Bancorp, Inc. as filed with the Securities and Exchange Commission, and to references to our firm and such opinion in such joint proxy statement/prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Smith Capital, Inc.

Charlotte, North Carolina

March 28, 2014